ORBITAL ATK, INC.
45101 Warp Drive
Dulles, VA 20166

August 22, 2017

CORRESPONDENCE FILED VIA EDGAR

Ms. Melissa Raminpour
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Orbital ATK, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Response dated July 31, 2017
File No. 001-10582

Dear Ms. Raminpour:

This letter is provided in response to the comments contained in your letter dated August 11, 2017, relating to Orbital ATK, Inc.’s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Form 8-K (Exhibit 99.1) furnished August 3, 2017. For your convenience, we have set forth below the text of the comment contained in your letter in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis, page 29
Critical Accounting Estimates
Revenue Recognition, page 32

1.
We have reviewed your response to prior comment 2. Please further expand your proposed disclosure in the last paragraph to discuss the gross change in both favorable and unfavorable adjustments, rather than the net change. Also to the extent any specific programs or contracts within the various divisions had an overall material impact on the gross adjustment, please consider disclosing the amount.

Response to Comment No. 1

We respectfully acknowledge the staff’s comment and will revise our proposed disclosure to include the following:

"In 2016, the Company recognized favorable cumulative catch-up adjustments due to higher profit expectations on programs in the Launch Vehicles division, within our Flight Systems Group, and the Government Satellites division, within our Space Systems Group, due to better performance resulting from risk retirement and lower costs than had previously been estimated.

The Company recognized unfavorable cumulative catch-up adjustments primarily due to (i) in the Aerospace Structures division, within our Flight Systems Group, an increase in estimated costs at completion, (ii) in the Commercial Satellites division, within our Space Systems Group, higher costs than had previously been estimated, and (iii) in the Defense Electronic division, within our Defense Systems Group, a reduction in a program's estimated revenue.

In the 2015 transition period, the Company recognized favorable cumulative catch-up adjustments due to higher profit expectations on programs in the Aerospace Structures and Propulsion Systems divisions, within our Flight Systems Group, and the Armament Systems and Missile Products divisions, within our Defense Systems Group, due to better performance resulting from risk retirement and lower costs than had previously been estimated. The Company recognized unfavorable cumulative catch-up adjustments in the Aerospace Structures division, within our Flight Systems Group, and the Armament Systems, Missile Products and Defense Electronic divisions, within our Defense Systems Group, due to higher costs than had previously been estimated."

Form 8-K (Exhibit 99.1) furnished August 3, 2017

2.
We note that on page 3 of your earnings release you provide 2017 financial guidance which includes the non GAAP financial measure of adjusted earnings per share. Please revise to include a reconciliation of these projected amounts to their equivalent measures presented in accordance with GAAP, or disclose that the reconciliations cannot be presented without unreasonable efforts. See Question 102.10 of the C&DI on Non-GAAP Financial Measures updated May 17, 2016.

Response to Comment No. 2

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings where we provide adjusted per share guidance we will enhance our disclosure in our earnings release, in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K, to include language similar to the following:

“Management has provided adjusted earnings per share ("EPS") guidance which excludes nonrecurring costs and expenses, including costs associated with the restatement. While management expects that certain nonrecurring costs and expenses will occur in the future, due to the uncertain nature and variability of nonrecurring costs and expenses and management’s belief that such nonrecurring costs and expenses are not representative of the Company's underlying business performance, it is not possible at this time, without unreasonable efforts, to estimate the amount or significance of nonrecurring costs and expenses that may be included in future GAAP EPS. Accordingly, management is unable to reconcile, without unreasonable effort, the Company’s forecasted range of adjusted EPS to a comparable GAAP EPS range.”

For example, it is likely that we will incur additional costs related to our previously disclosed financial statement restatement including the legal defense of our securities class action litigation as well as the SEC investigation. However, due to the uncertainty of these matters, it is not possible to identify the amount or significance of these costs or other potential adjustments that may impact future GAAP EPS.

To the extent we can identify and reasonably estimate future items that we plan to adjust for in our guidance, we will provide a reconciliation of GAAP to non-GAAP EPS in our earnings release.

******

Please contact me at (703) 406-5676 if you have any questions or would like any additional information regarding these matters.

Sincerely,

/s/ Garrett E. Pierce
Garrett E. Pierce
Chief Financial Officer

Cc:	Deloitte & Touche LLP, Successor Independent Audit Firm
PricewaterhouseCoopers LLP, Predecessor Independent Audit Firm
Tom McCabe, SVP General Counsel
Chris Voci, Principal Accounting Officer
Ken Sharp, SVP Finance

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